

September 26, 2019

Dennis Mulroy
Chief Financial Officer
LA JOLLA PHARMACEUTICAL CO
4550 Towne Centre Court
San Diego, CA 92121

> **Re: LA JOLLA PHARMACEUTICAL CO**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed March 4, 2019**
> **File No. 001-36282**

Dear Mr. Mulroy:

We have reviewed your September 19, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 26, 2019 letter.

Form 10-K for the Fiscal Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development Expense, page 29

1.   We have read your response to our prior comment 1. We acknowledge your statement that "an analysis of costs assigned to programs would exclude approximately 55% to 60% of total R&D costs which are not assigned to programs and therefore we are not able to provide the requested R&D expenses broken down by program, as requested." We, however, continue to have concerns about whether your MD&A clearly explains and quantifies the reasons for the changes in your research and development expense. As such, as an alternative to the analysis by program that we originally requested, please provide us an analysis for each of your categories (i.e. clinical development costs, personnel and

related costs, share-based compensation expense and other research and development costs) to explain the change in each category from 2017 to 2018.

- Regarding clinical development costs: to the extent you can identify a program for which you incurred these expenses, include in your analysis the amounts incurred by program in each of those periods.
- Regarding personnel and related costs and share-based compensation: you say in your current disclosure that the increase was due to the support of the advancement of GIAPREZA. Please provide us an analysis that supports that assertion given the assertion in your response that says that "Our employees routinely work concurrently on multiple programs that are defined as research and development in nature and these costs are not assigned to individual programs."
- Regarding personnel and related costs: if the increase is due to increase in the number of staff, provide us an analysis of the weighted average full time equivalent staff for 2017 and 2018. To the extent that the increase is due to raises in 2018 for staff who also were employed during 2017, provide us that dollar impact.
- For share-based compensation expense: tell us the extent that the increase was due to increase in the number of awards versus the increase in the value of an award in 2018 compared to 2017.
- For other research and development expense: provide us the reasons and the amounts that caused the increase.
- Finally, please consider providing us proposed revised disclosure addressing the above to be included in future filings.

Notes to Consolidated Financial Statements
2. Basis of Presentation and Summary of Significant Accounting Policies
Summary of Significant Accounting Policies
Revenue Recognition, page F-7

2. We acknowledge your response to our prior comment 3. Regarding your use in 2019 of both the most likely amount and the expected value methods, please explain to us why you believe the most likely amount method for variable consideration is appropriate for each of the following:

- Returns;
- GPO Discounts and Rebates; and
- GPO Administrative Fees.

In this regard, ASC 606-10-32-8b indicates that this method may be an appropriate estimate of the amount of variable consideration if the contract has only two possible outcomes. For returns, tell us why this is the case when at the date of recognition, the amount of returns seems like it could have numerous outcomes. And for the GPO discounts and rebates and administrative fees, tell us why this is the case when the amount for these would appear to depend on the amount of sales by your customers to GPOs, which would seem to us to cause this variable consideration to have many outcomes.

You may contact Ibolya Ignat at (202) 551-3636 or Jim Rosenberg at (202) 551- 3679 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance